SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL announces preliminary air traffic results for the month of June 2016

São Paulo, July 18, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: IDR and Moody’s: Caa3), the largest low-cost and best-fare airline in Latin America, hereby announces preliminary air traffic figures for the month of June 2016, 2Q16 and for 2016 year-to-date. Comparisons refer to the same period of 2015.

GOL's Highlights

|           The total volume of departures in the system decreased by 19.7% and 21.0% in the month and in the quarter, respectively. The total number of seats available to the market fell by 19.2% in June and decreased by 20.8% in 2Q16.

|           Domestic supply reduced by 5.2% in June and by 8.9% in 2Q16, when compared to the same periods of 2015.

|           Domestic demand fell by 6.6%, leading to a load factor of 76.1%. In the quarter, domestic demand declined by 11.2%, with a load factor of 76.0%, representing a 2.0 p.p. reduction.

|           In the international market, capacity and demand fell by 10.9% and 11.6%, respectively, leading to a load factor of 66.3% - representing a 0.6 p.p. downturn. In the quarter, capacity and demand in this market moved down by 12.2% and 10.6%, respectively, resulting in a load factor of 69.3% - an increase of 1.2 p.p.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

In 15 years of history, GOL Linhas Aéreas Inteligentes helped build links, bringing people closer and reducing distances with safety and intelligence. The company played an important role in the democratization of air travel in Brazil, contributing to enable approximately 17 million people to fly for the first time, becoming the largest low-cost and best-fare airline in Latin America. GOL is also the leading company in terms of on-time performance and number of passengers carried in the domestic market, both in the leisure and corporate segments – according to Infraero.

GOL has the highest supply of seats with ANAC’s "A" seal, providing even more comfort in its 800 daily flights to 65 domestic and international destinations in South America and the Caribbean. The company maintains strategic alliances with three major global partners: Delta Air Lines, Air France and KLM, allowing it to offer twelve codeshare and more than 70 interline agreements, bringing more convenience and facilitating connections to any destination of these alliances. Through SMILES, GOL’s loyalty program, passengers can accumulate miles and redeem tickets to more than 160 countries and 800 destinations worldwide. The Company also operates Gollog, which retrieves and delivers cargo and packages to and from approximately 2,500 cities in Brazil and ten abroad.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL announces preliminary air traffic results for the month of June 2016

Operational data *	Jun/16	Jun/15	% Var.	2Q16	2Q15	% Var.	6M16	6M15	% Var.
Total System
Departures	20,170	25,104	-19.7%	60,963	77,133	-21.0%	135,162	157,947	-14.4%
Seats	3,368	4,169	-19.2%	10,157	12,820	-20.8%	22,527	26,299	-14.3%
ASK (mm)	3,682	3,913	-5.9%	10,766	11,870	-9.3%	23,028	24,903	-7.5%
RPK (mm)	2,759	2,971	-7.1%	8,096	9,114	-11.2%	17,593	19,286	-8.8%
Load Factor	74.9%	75.9%	-1.0 p.p	75.2%	76.8%	-1.6 p.p	76.4%	77.4%	-1.0 p.p
Pax on board	2,423	3,003	-19.3%	7,353	9,388	-21.7%	16,396	19,509	-16.0%
Domestic
Departures	18,983	23,785	-20.2%	57,407	73,147	-21.5%	127,682	149,497	-14.6%
Seats	3,158	3,939	-19.8%	9,531	12,124	-21.4%	21,214	24,816	-14.5%
ASK (mm)	3,253	3,432	-5.2%	9,492	10,419	-8.9%	20,347	21,727	-6.3%
RPK (mm)	2,475	2,650	-6.6%	7,212	8,125	-11.2%	15,608	17,045	-8.4%
Load Factor	76.1%	77.2%	-1.1 p.p	76.0%	78.0%	-2.0 p.p	76.7%	78.5%	-1.7 p.p
Pax on board	2,289	2,854	-19.8%	6,933	8,925	-22.3%	15,434	18,467	-16.4%
International
Departures	1,187	1,319	-10.0%	3,556	3,986	-10.8%	7,480	8,450	-11.5%
Seats	210	230	-8.8%	627	696	-10.0%	1,314	1,484	-11.4%
ASK (mm)	429	481	-10.9%	1,274	1,451	-12.2%	2,680	3,176	-15.6%
RPK (mm)	284	322	-11.6%	884	989	-10.6%	1,985	2,241	-11.4%
Load Factor	66.3%	66.9%	-0.6 p.p	69.3%	68.2%	1.2 p.p	74.1%	70.6%	3.5 p.p
Pax on board	134	148	-9.3%	421	463	-9.2%	962	1,043	-7.7%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.